SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On September 11, 12, 17, 24, 25 and 26, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on September 9, 10, 11, 19, 20, 24 and 25, 2007, 90,638 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS

09/09/07	149	34.12
09/09/07	766	34.22
09/09/07	2,200	34.53
10/09/07	5,500	34.03
10/09/07	3,500	34.55
10/09/07	2,800	34.02
10/09/07	2,446	34.09
10/09/07	1,902	34.00
10/09/07	1,846	35.00
10/09/07	1,000	34.15
10/09/07	77	34.96
10/09/07	5,000	34.00
10/09/07	77	34.97
11/09/07	5,000	34.85
11/09/07	2,500	34.00
11/09/07	2,552	34.17
11/09/07	2,000	34.06
11/09/07	1,200	34.10
11/09/07	750	34.84
11/09/07	683	34.20
11/09/07	500	34.83
11/09/07	300	34.89
19/09/07	10,393	36.00
19/09/07	6,000	34.75
19/09/07	2,826	35.95
19/09/07	1,000	35.96
19/09/07	500	35.97
19/09/07	281	35.94
20/09/07	8,975	36.00
20/09/07	301	35.91
20/09/07	724	35.92
24/09/07	6,341	36.50
24/09/07	2,400	36.40
24/09/07	2,000	36.25
24/09/07	1,780	35.95
24/09/07	929	36.20
24/09/07	400	36.05
24/09/07	40	35.99
25/09/07	384	36.32
25/09/07	2,616	36.50

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	7,411,071		19.4%	19.4%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%
Scailex Corporation Ltd. (Treasury Shares)	5,401,025		0%	0%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 12,254,068 ordinary shares of the Company, representing 32.1% of the Company’s issued share capital and 32.1% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

September 26, 2007